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[COLUMBIA GAS SYSTEM LETTERHEAD]



                                            January 10, 1996



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                        Certificate Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      The Columbia Gas System, Inc. ("CG")
                        Columbia LNG Corporation ("CLG")

                                File No. 70-8317


Gentlemen:

         In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and the Order dated February 25, 1994 authorizing the transaction as more fully described in the Application-Declaration, as amended, the undersigned hereby certifies that during the period from October 1, 1995 through December 31, 1995, CG purchased 140 shares of stock in CLG for the purchase price of $1,008,000 and CLG purchased 80 shares of common stock in its subsidiary CLNG Corporation (a CLG subsidiary as defined in the Application-Declaration) for the purchase price of $80,000.

         The undersigned hereby transmits to the Commisstion the attached "past tense" Opinion of Counsel to complete this file.

                                        Very truly yours,

                                        THE COLUMBIA GAS SYSTEM, INC.



                                        By:    /s/ L. J. Bainter
                                             ----------------------------------
                                                L. J. Bainter, Treasurer
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                                                                January 4, 1996


U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

                 Re:      The Columbia Gas System, Inc., et al.
                          File No. 70-8317

         I have acted as Counsel for The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), in connection with the Joint Application-Declaration on Form U-1 (File No. 70-8317) as amended by Amendment Nos. 1, 2, and 3 and Post-Effective Amendment Nos. 1, 2 and 3 (the "Application-Declaration"), of Columbia and Columbia LNG Corporation ("CLG") relating to Columbia's equity financing of CLG (the "Proposed Transaction").


                 In connection with the above, I have examined:

(i)              the Application-Declaration;

(ii) copies of the Restated Certificates of Incorporation and Bylaws of Columbia and CLG;

(iii) the Orders of the U.S. Bankruptcy Court for the District of Delaware dated A) August 2, 1991, authorizing Columbia to acquire, in the ordinary course and in accordance with pre-petition practice as approved by orders of this Commission, common stock and notes issued by its subsidiaries,
                 B) January 12, 1994, authorizing Columbia to recapitalize CLG upon terms set forth in the Application-Declaration and upon this Commission's approval, and C) January 25, 1995, authorizing an additional equity contribution by Columbia to CLG; and

(vi) such other documents, records and matters of law as I deemed necessary to enable me to render this Opinion.

                 Based upon the foregoing and relying thereupon, and assuming that all taxes and government charges in connection with the Proposed Transaction have been paid, I am of the opinion that:





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         (a)     CLG is duly incorporated and validly existing in good standing as a corporation under the laws of the State of Delaware;

         (b) all state laws applicable to the Proposed Transaction have been complied with;

         (c) the consummation of the Proposed Transaction did not violate the legal rights of the holders of any securities issued by Columbia, CLG, or by any associate company thereof;

         (d) the common stock issued by CLG is fully paid, non-assessable and Columbia, as the holder thereof, is entitled to the rights and privileges appertaining thereto as set forth in the Articles of Incorporation of the issuing company; and

         (e) the Proposed Transaction contemplated by the Application-Declaration was consummated in accordance with the express provisions of the Application-Declaration.

         I hereby consent to the filing of this Opinion together with the Certificate of the corporation filed pursuant to Rule 24.

                                               Very truly yours,


                                                /s/ Joyce Koria Hayes
                                               --------------------------------
                                               Joyce Koria Hayes
                                               Associate General Counsel
                                               and Assistant Secretary

                                               Columbia Gas System
                                                       Service Corporation